

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 3, 2006

via U.S. mail and facsimile

Robert Brady, Chief Executive Officer
Moog Inc.
PO Box 18
East Aurora, New York, 14052-0018

RE: Moog Inc,
Form 10- K for the Fiscal Year Ended September 24, 2005
Filed December 7, 2005
File No.1-05129

Dear Mr. Brady:

We have reviewed your response letter dated October 23, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 24, 2005

1. We appreciate the additional information you have provided us concerning your segment reporting. However we continue to have concerns about both your identification of both operating segments as defined in SFAS 131 and reporting units as defined in SFAS 142.

   Reporting Units
   We note that you have identified certain entities to be reporting units that were not previously identified as such. You, as management, are in the best position to identify your reporting units and this requires considerable judgment. We urge you consider whether there are other reporting units in the International segment and your other segments that may not have been identified. We urge you to carefully consider the detailed guidance provided in SFAS 142

   Segment Reporting
   As previously noted, the CODM reports, at a high level, include discrete aggregated financial information for Americas, Europe, Pacific and FCS. Specific corporate allocations are made down to the level of net earnings at each of these units. We also note that there are regional managers for each of Americas,

Europe, and Pacific, along with regional marketing, human resources and information technology. We also note that where you have specified the operating margin of each country, there are subtotals for America, Europe, Pacific and FCS, including the operating margins for each of those four regions.

Further we note that the Moog International Group FY06 2nd Quarter Financial Review presents specific *sales and profit increases in narrative analytical format for each of Americas, Europe, Pacific and FCS.* This package also includes discrete profitability by nation and in every case these are subtotaled by the respective regions. *We also note that there is a budget comparison to actual for each nation.*

We also note that in the International segment authorizations for capital expenditures in excess of $100,000 must be approved by the CODM. We note that such amount, as a percentage of total operating expenditures and capital expenditures of the International Group is clearly de minimus. Such approval indicates a level of scrutiny for the allocation of resources far beyond that previously described.

In your previous responses you have not directly addressed the narrative analysis clearly and prominently provided in CODM reports for levels below the International reporting segment. You have not addressed the budget to actual analysis clearly provided to the CODM for each nation, (or lower level). Nothing you have provided to us has indicated that, at a minimum, the Americas, Europe, and Pacific are not operating segments as described in SFAS 131. Based upon the format, presentations and narrative analysis provided in your CODM reports it appears to us that there are operating segments below the International/Industrial reporting segment. Please advise.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Mr. Brady
Moog Inc.
November 3, 2006
Page 3

Sincerely,

John Hartz
Senior Assistant Chief Accountant